
Mail Stop 3720

August 2, 2017

Richard J. Bressler
Chief Financial Officer
iHeartMedia, Inc.
200 East Basse Road, Suite 100
San Antonio, Texas 78209

> **Re: iHeartMedia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 0-53354**

Dear Mr. Bressler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 11 – Segment Data, page 118

> We note in your discussion of operating results that you refer to specific countries and discuss their impact on operations. For example, in the discussion of your International Outdoor Results of Operations, on page 42, you note that lower rent expense and revenues due to the non-renewal of a bus shelter contract in the United Kingdom was a driver for the decrease in direct operating expenses. Please tell us how you considered the guidance in ASC 280-10-50-41(a) in determining whether to present geographic information by country in your segment disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications